[LETTERHEAD]

October 24, 2008

VIA EDGAR AND HAND DELIVERY

John Reynolds, Esq.

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	CareGuide, Inc.
Schedule 13E-3 filed on September 5, 2008 (File No. 005-50085)
Preliminary 14C filed on September 5, 2008 (File No. 000-22319)

Dear Mr. Reynolds:

On behalf of CareGuide, Inc. (the “Company”), we are transmitting for filing one copy of the Company’s revised Preliminary Information Statement on Schedule 14C (as revised, the “Information Statement”), marked to show changes from the Information Statement filed with the Securities and Exchange Commission (the “Commission”) on September 5, 2008. The Company is contemporaneously filing Amendment No. 1 to its Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on September 5, 2008 (as amended, the “Schedule 13E-3”).

This Information Statement is being filed in response to comments received from the staff of the Division of Corporation Finance and the Office of Mergers & Acquisitions (the “Staff”) by letter dated October 7, 2008, with respect to the Information Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Information Statement.

Information Statement

1.	Please tell us why you tagged your information statement as “PREM14C” on EDGAR. It appears that your transaction does not include a merger or acquisition.

The Company respectfully advises the Staff that the original filing was erroneously tagged. This Information Statement reflects the correct tag.

2.

Please provide us a detailed analysis relating to your obtaining the consents from the Investor Group and what exemption from the requirements of Regulation 14A you relied upon to obtain those consents.

The Company respectfully advises the Staff that the stockholders who provided the requisite consent consisted of:

•	Psilos Group Partners, L.P. (“Psilos Fund I”) and Psilos Group Partners II, L.P. (“Psilos Fund II” and, together with Psilos Fund I, the “Psilos Funds”),
•	Essex Woodlands Health Ventures IV, L.P. (“Essex IV”) and Essex Woodlands Health Ventures V, L.P. (“Essex V” and, together with Essex IV, the “Essex Funds”),
•	Derace Schaffer, M.D., a member of the Company’s Board of Directors (the “Board”),
•	John Pappajohn, a member of the Board, and
•	Hickory Venture Capital Corporation (“Hickory”).

Each of the foregoing stockholders are identified as Filing Persons in the Schedule 13E-3. The Psilos Funds and the Essex Funds each have representation on the Board and each of the Psilos Funds, the Essex Funds, Mr. Pappajohn, Dr. Schaffer and Hickory have jointly filed a Schedule 13D and may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of the date the Company received the requisite stockholder consent, July 17, 2008:

•

the Psilos Funds owned approximately 26.7% of the Company’s issued and outstanding Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”) and approximately 15.0% of the Company’s issued and outstanding capital stock, on an as-converted to common stock basis,

•

the Essex Funds owned approximately 20.0% of the Company’s issued and outstanding Preferred Stock and approximately 22.4% of the Company’s issued and outstanding capital stock, on an as-converted to common stock basis,

•

Dr. Schaffer owned approximately 13.3% of the Company’s issued and outstanding Preferred Stock and approximately 5.4% of the Company’s issued and outstanding capital stock, on an as-converted to common stock basis,

•

Mr. Pappajohn owned approximately 26.7% of the Company’s issued and outstanding Preferred Stock and approximately 16.9% of the Company’s issued and outstanding capital stock, on an as-converted to common stock basis, and

•

Hickory owned approximately 13.3% of the Company’s issued and outstanding Preferred Stock and approximately 13.5% of the Company’s issued and outstanding capital stock, on an as-converted to common stock basis.

As a result, these stockholders collectively owned 100% of the Preferred Stock and approximately 73.2% of the Common Stock on an as-converted basis. In each case, ownership reflects the holder’s voting rights. The requisite consent was obtained through the efforts of the Psilos Funds, which have Board representation and therefore were aware of the Board’s deliberations. The Company has been advised that the Psilos Funds solicited consents solely from the Essex Funds, Dr. Schaffer, Mr. Pappajohn and Hickory in reliance on the exemption from Regulation 14A contained in Rule 14a-2(b)(2) promulgated under the Exchange Act. The Psilos Funds were parties that had originally suggested to the Company that it consider methods to effect a going-private transaction. Accordingly, the Company respectfully advises the Staff that it did not engage in a solicitation subject to Regulation 14A.

Summary Term Sheet. page 1

3.

Please revise to disclose the repurchase of 6.7 million shares of common stock from Radius. In addition, please disclose the purchase price per share and the source of the funds to pay for Radius’ common stock.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 3.

Questions and Answers, page 5

Can the Board determine not to proceed with the Reverse/Forward Stock Split?, page 8

4.	Please disclose here that the Termination Fee is $160,000.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 8.

Special Factors, page 11

5.

The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special-Factors” section at the beginning of the proxy statement, immediately following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the section “Forward-Looking Statements.”

In response to the Staff’s comment, the Company has relocated the “Forward Looking Statements” section to the end of the Information Statement, immediately prior to the section titled “Available Information.”

Purposes of and Reasons for the Reverse/Forward Stock Split, page 11

6.	Please provide a break down of the individual components that comprise of your $500,000 annual historical costs associated with being a public company.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 15-16. Conforming changes have been made throughout the Information Statement.

7.

Please provide a more detailed discussion of the operational and strategic projects that management intends to employ after the transaction. If there are any specific plans, please disclose accordingly. We note that on page 39 you indicate the company has no plans to alter its business after the Reverse/Forward Stock Split.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 16-17. Conforming changes have been made throughout the Information Statement.

Strategic Alternatives Considered by the Board, page 12

8.

Please briefly describe the company’s efforts in selling its assets to another entity. Although the Board was unsuccessful in securing a successful counterparty to such a transaction, please describe any preliminary agreements that were entered into.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 17. Conforming changes have been made throughout the Information Statement.

Effects of the Reverse/Forward Stock Split and the Financing, page 13

9.

Please provide detail of the individual components that comprise the $2.9 million of acquisition costs for the transaction. Please clarify if this amount will be funded primarily from the $4 million of newly issued preferred stock. We note on page 33, you estimate that $1.1 million will be paid to repurchase fractional shares, $1 million will be paid for advisory, legal, accounting, and other fees, and $940,000 will be paid to repurchase Radius’ shares, for a total of $3.04 million. Please reconcile as necessary.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 18. Conforming changes have been made throughout the Information Statement.

10.

Please clarify the use of the $4 million in proceeds from the sale of preferred stock to the investor group beyond funding the acquisition costs. Also, please indicate here the $0.60 price per share (equivalent to 5 shares of common stock) paid by the investors group for the preferred stock.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 18. Conforming changes have been made throughout the Information Statement.

Effects on Continuing Stockholders, page 15

11.

Please revise the fourth bullet point to clearly indicate whether liquidity will decrease, as opposed to indicating its “potential decrease.” Also, please clarify whether the deregistered shares will be quoted on the Pink Sheets.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 20.

12.	Please clearly indicate which stockholders will become party to the Stockholder Agreement here and other appropriate places in the proxy statement.

The Company respectfully advises the Staff that each member of the Investor Group has agreed to become a party to the Stockholders Agreement upon the closing of the Financing. Also, as a condition to the Investor Group’s performance of its obligations under the Purchase Agreement, each of the Company’s directors and officers is required to become a party to the Stockholders Agreement upon the closing of the Financing. Following the consummation of the Reverse/Forward Stock Split, all other continuing stockholders will be contacted regarding becoming parties to the Stockholder Agreement, but are not required to do so, nor is their agreement to do so a condition of the Reverse/Forward Stock Split or the Financing. In response to the Staff’s comment, the Company has revised the disclosure appearing on page 20. Conforming changes have been made throughout the Information Statement.

13.	Please disclose under what conditions the Board would change the ratio.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 19.

Potential Advantages of the Reverse/Forward Stock Split, page 17

14.

Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for at least one year, such as the expenses to be incurred as the cost savings from not having to comply with our filing requirements and the lack of a liquid market for your securities, revise to indicate why you are undertaking the going private transaction at this time as opposed to other times in the company’s operating history. Refer to Item 1013(c) of Regulation M-A.

The Company respectfully advises the Staff that the decision to engage in a going-private transaction was predated by efforts to integrate the operations of the Company following the close of its merger with of CCS Consolidated, Inc. at the beginning of 2006 and its acquisition of Haelan Corporation at the end of 2006. During 2006 and the first half of 2007, the Board and the Company’s management worked to integrate the Company’s businesses and establish a new business model. Specifically, during 2006, the Company sought to transition away from capitated contracts, in which the Company accepted risk with respect to the cost of services rendered, to an administrative services and fee-for-service revenue model, in which the Company does not accept risk. Due to the Company’s focus on the foregoing efforts, it did not begin to consider alternative strategies until the summer of 2007 when, in light of the Company’s continuing losses, the Board engaged a financial adviser and began discussions regarding financing alternatives.

As noted on page 11 of the Information Statement, from July 2007 through September 2007, the Company met with a number of prospective investors who conducted initial due diligence, but no agreements were reached regarding a financing transaction. In late October 2007, the Company received a preliminary, conditional offer from a private equity firm to acquire all of our outstanding shares of Common Stock However, after diligence activities, the private equity firm withdrew its offer. In November 2007, the Company also received an offer for a term loan and convertible note, in aggregate principal amount of $12 million, from an institutional lender. However, the lender sought guarantees from certain of the Company’s principal investors for 75% of the principal amount, which the Company was not able to obtain. Accordingly, the Company determined not to pursue this line of financing.

In December 2007, the Company reached an agreement with certain of the Company’s existing investors with respect to the sale of up to $4.0 million in Preferred Stock. The Board recognized at that time that additional financing would be required in 2008 and, in February and March 2008, considered several strategic alternatives, including a going-private transaction. The process of forming a special committee and giving the special committee sufficient time to engage counsel and a financial adviser and to evaluate the feasibility and fairness of such a transaction required several months. In addition, the Company required additional time to complete negotiations for the financing of the proposed transaction. The Board also considered the fact that the Company would become subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, beginning with its first fiscal year ending December 31, 2009. In response to the Staff’s comment, the Company has revised the disclosure appearing on page 11 and respectfully submits that the foregoing factors sufficiently explain the timing of the transaction for purposes of Item 1013(c) of Regulation M-A.

Potential Disadvantages of the Reverse/Forward Stock Split, page 18

15.	Please address the potential tax consequences of the Reverse/Forward Stock split.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 24.

16.	Please revise to include the overall costs of the Reverse/Forward Stock split and the dilution caused by issuance of $4.0 million of preferred stock.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 24.

17.	Please discuss the increased concentration of equity ownership of the investors group and its affect on corporate governance after the transaction.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 24.

18.

Please advise us why the company has not addressed the risk that the company could gain more than 300 shareholders and be subject to public company reporting requirements in the future, negating much of the savings from this transaction.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 25 to include the risk identified by the Staff.

Factors in Determining Fairness, page 19

Substantive Fairness, page 19.

19.

Please revise this section to clarify that each filing person and the company has expressly adopted the fairness determination analysis of the Special Committee as its own. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 25.

20.	Please clarify here whether the Special Committee primarily based its proposed cash payment of $0.14 based on the Navigant report filed as Annex B.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 25.

21.	Please clarify if the Special Committee considered the company’s net book value in its determination of the proposed cash payment of $0.14.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 25.

22.

We note that the Special Committee considered the opinion of Navigant in making a fairness determination. Please also address how the Special Committee, or any filing person relying on the opinion, was able to reach the fairness determination as to unaffiliated security holders given that the Navigant fairness opinion addressed fairness with respect to security holders who will receive a cash payment instead of unaffiliated security holders who will receive a cash payment and those who will remain security holders after the transaction. See also page 39 “Recommendation of the Board.”

The Company respectfully advises the Staff that the Company does not expect to cash out any of its affiliated investors. With respect to unaffiliated stockholders who will not be cashed out, the Company and the Filing Persons determined the transaction to be fair because the proposed cash-out price was not above the range of per share equity valuations determined by Navigant and because of the anticipated benefits of going private, including the expected cost reductions and management’s ability to focus more completely on the Company’s business, that would accrue to continuing stockholders. The Company also notes that its unaffiliated stockholders who hold 100,000 or more shares of the Company’s Common Stock may cause the Company to cash out their shares by selling or otherwise transferring a sufficient number of shares prior to the effective date of the Reverse/Forward Stock Split. Similarly, those unaffiliated stockholders who wish to continue to hold stock in the Company may avoid the cash out by purchasing or otherwise acquiring a sufficient number of shares of Common Stock prior to the effective date of the Reverse/Forward Stock Split. In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 25-26 to clarify this distinction.

Procedural Fairness. Due 21

23.

We note your discussion of the lack of majority vote of unaffiliated stockholders and that you believe that it would not provide meaningful protection to unaffiliated stockholders because less then 15% of the common stock is held by holders of fewer than 100,000 shares. Please clarify your discussion, as there are unaffiliated stockholders with more than 100,000 share of common stock that would be affected by this transaction and the fairness of the proposed cash payment of $0.14.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 27. Conforming changes have been made throughout the Information Statement.

Summary of the Fairness Opinion, page 22

24.	Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 36. Except as specifically disclosed, the Company supplementally advises the Staff that there are no additional relationships of the kind contemplated by Item 1015(b)(4) of Regulation M-A.

25.

Please disclose the “other studies, analyses and inquiries” that Navigant performed as part of its fairness opinion, other than the Discounted Cash Flow Analysis, Similar Transaction Analysis, and Guideline Company Analysis.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 29.

Discounted Cash Flow Analysis, Dave 24

26.	Please disclose the financial projections in full rather than selected line-items from the projections.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 31.

27.

Please explain why Navigant chose to use 22% for its discount rate. A more thorough description of how the weighted average cost of capital would be helpful. For example, it is unclear why a 20/80 debt to equity ratio was assumed in this calculation.

The Company respectfully advises the Staff that the discount rate used by Navigant was computed based on a weighted average cost of capital (“WACC”) measuring the costs of debt and equity weighted by the percentage of debt and percentage of equity in an estimated capital structure. The components of this analysis were as follows:

•	The cost of equity was determined to be 26.74%, based on the capital asset pricing model, which estimates the return required by equity investors given a company's risk profile.

•

The pretax cost of debt capital was determined based on the Moody’s Baa Corporate Bond Yield as of the valuation date, which was equal to 7.02%. In addition, since interest expense is deductible for income tax purposes, the pretax cost of debt was tax-affected using a 38.9% corporate U.S. tax rate based on a blended rate of federal and state income tax rates, which resulted in a tax-affected cost of debt capital of 4.31%.

•

The estimated proportion of debt and equity financing, 20.0% debt and 80.0% equity in Navigant’s analysis, was based on the capital structure of comparable companies used in the WACC analysis. Navigant selected the companies utilized in the WACC analysis because they face similar economic and industry factors as the Company and represent an alternative investment to the Company. The average debt weighting of the comparable companies was 12.50% and median debt weighting was 15.14%. Navigant rounded the median debt weighting up to 20%. This capital structure was then used to weight the cost of debt and equity financing.

Based on the foregoing, Navigant estimated the WACC to be approximately 22.0%. In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 31-32.

28.	Please explain why Navigant chose to consider terminal growth rates from 2.0% to 6.0% and focusing on 3.0% in the Discounted Cash Flow Analysis sensitivity analysis. Please disclose industry averages.

The Company respectfully advises the Staff that Navigant determined the appropriate range of terminal growth rates to consider based on a review of forecasted growth rates provided by, and discussions with, the Company’s management and publicly available information contained in Commission filings by other healthcare companies. Navigant utilized a nationally recognized database to search for healthcare companies which had made SEC filings related to a potential acquisition. The filings of ten comparable healthcare companies were reviewed for information related to the terminal year growth rates utilized in the analysis. Only one healthcare company reviewed had a filing containing a table with multiple growth rates and discount rates and it had a projected terminal year growth rate of between 2% and 4%, consistent with management’s forecast of the Company’s terminal year growth rate. Navigant did not expect that the range of terminal year growth rates would change if the search criteria were expanded.

Because Navigant found only one healthcare company whose filings included a comparable analysis, an industry average terminal growth rate could not be determined. However, Navigant noted that discount and growth rate matrices are often used in valuation to measure sensitivity of return. In light of the foregoing, Navigant concluded that the most reasonable expected normalized growth rate beyond the projection period was 3.0%. In response to the Staff’s comment, the Company has revised the disclosure appearing on page 33.

29.	Please revise to explain how Navigant determined the appropriate discounts for its lack of marketability and minority interest.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 32-33.

Similar Transactions Analysis, page 25

30.

We note your Similar Transaction Analysis does not provide any specific figures after determining the appropriate BEV/revenue multiplier was 2.0 and before concluding the total equity value was $13 million to $16 million. Please disclose your “current fundamentals” (see second bullet point on page 26), your BEV on a marketable controlling basis, the value of interest-bearing debt, value of equity on a marketable and controlling basis, the various adjustments, and the discount for lack of marketability.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 33-34. The Company directs the Staff’s attention specifically to the table appearing below the bullet points on page 34.

31.

Please provide a more detailed explanation of how the Similar Transaction Analysis operates. It is unclear to us how the business metrics analyzed on page 26 relate to the acquisitions of the named targets or their valuation.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 33-34.

32.	Please clarify whether the business metric analyzed on page 26 refer to the acquiring company or the target.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 35.

Guideline Company Analysis, page 27

33.	Please clarify whether a Guideline Company Analysis was performed and a conclusion reached or whether it was abandoned prior to a conclusion due to lack of sufficient comparable guideline companies.

The Company respectfully advises the Staff that Navigant considered, but did not use, a Guideline Company analysis in developing its valuation conclusions. Navigant did not find a sufficient number of comparable guideline companies in terms of company size and scope of services. As a result, the Guideline Company analysis was abandoned prior to Navigant reaching a conclusion with respect to the Company’s valuation. In response to the Staff’s comment, the Company has revised the disclosure appearing on page 35.

34.

Please revise to disclose Navigant’s criteria, in terms of size and scope of services, for identifying comparable guideline companies. Also, please revise to disclose how many comparable companies were needed to comprise a suitable sample size.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 35-36.

35.	Please revise to disclose the number and identity of the comparable guideline companies that met Navigant’s criteria.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 36.

36.	Please briefly describe how a Guideline Company Analysis would have been performed had there been sufficient comparable companies for Navigant to analyze.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 36.

Federal Income Tax Consequences of the Transaction, page 27

General Information About the Reverse/Forward Stock Split, page 29

Background of the Reverse/Forward Stock Split, page 29

37.	Please relocate this section to the beginning of the Special Factors section.

In response to the Staff’s comment, the Company has relocated this section to page 11.

38.	Please clarify the company’s need for additional funds for operations when if first sought strategic alternatives in the summer of 2007.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 11-12.

39.

Please clarify if the private equity fund that offered $0.27 per share of common stock negotiated further after it performed its diligence activities or if it immediately withdrew its offer. Please clarify if the private equity fund presented the Special Committee or Board with its reasons for not proceeding further with the transaction.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 11. Conforming changes have been made throughout the Information Statement.

40.	Please clarify whether Navigant provided the Special Committee any information on Careguide’s valuation at the May 9, 2008 telephonic meeting.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 13.

41.	Please explain why Navigant’s range of equity valuations changed from $0.14 to $0.18 per share on May 23, 2008 to $0.12 to $0.18 per share on June 13, 2008.

The Company respectfully advises the Staff that on June 13, 2008, Navigant distributed to the Special Committee a draft of its final valuation analysis, including a range of equity valuations from $0.12 to $0.18 per pre-split share of Common Stock. The final range of values was wider than Navigant originally proposed. Navigant informed the Special Committee that its preliminary valuation range of $0.14 to $0.18 per share was developed prior to the May 21, 2008 announcement of the resignation of Tom Tran, the Company’s president, chief operating officer and chief financial officer, and, as a result, did not reflect any impact of Mr. Tran’s departure and was conditioned on continued diligence activities. Navigant informed the Special Committee that it believed that Mr. Tran brought to the Company a significant background in healthcare and considered Mr. Tran to be critical to the Company’s prospects. Mr. Tran’s departure also came at a time when the Company’s internal projections contemplated a transition from continuing losses to profitability. As a result of the foregoing, Navigant determined that the disruption in the Company’s day-to-day operations caused by Mr. Tran’s departure coupled with the loss of institutional knowledge that Mr. Tran brought to his position created a materially greater amount of risk in the Company’s short- and intermediate-term ability to meet its projected financial goals, and warranted a significantly greater range of value to adjust for the potential outcome risk. Navigant also expressed concern about the impact on the Company of the changing political environment around healthcare and healthcare management. At the time Navigant was preparing to issue its final report to the Special Committee, at least one of the two major political parties had made it clear that healthcare would be a major focus of the next administration. The precise impact of such a focus was not known. However, on review of the original valuation, Navigant determined that the uncertainty surrounding public policy in this area, which could have a material impact on the Company’s business and financial prospects, was substantial and warranted a wider range of value. In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 13-14.

42.	Please explain the Special Committee’s reasoning for choosing the low price of the preliminary equity valuation range ($0.14 to $0.18) that Navigant provided them on May 23, 2008.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 14. Conforming changes have been made throughout the Information Statement.

*******

With regard to the Staff’s request for certain acknowledgments by each of the Filing Persons, the requested acknowledgments will be delivered to the Staff under separate cover.

Please fax any additional comment letters concerning the Information Statement to (703) 456-8100 and direct any further questions or comments concerning the Information Statement or this response letter to either the undersigned at (703) 456-8034 or Geoffrey M. Ossias, Esq., of this office, at (703) 456-8108.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano, Esq.

Cooley Godward Kronish LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, VA 20190

cc:	Chris Paterson
Edwin Kim
David Link
Dan Duchovny